SCHEDULE A

TO THE ADMINISTRATION AGREEMENT

(Amended as of September 9, 2015)

The Administrator receives a pro-rata portion of the following annual fee on behalf of each Fund for administrative services: 0.085% of the average daily net assets of each Fund.

Name
JPMorgan Diversified Return Global Equity ETF
JPMorgan Diversified Return International Equity ETF
JPMorgan Diversified Return Emerging Markets Equity ETF
JPMorgan Diversified Return U.S. Equity ETF
JPMorgan Diversified Return International Currency Hedged ETF
JPMorgan Diversified Alternative ETF
JPMorgan Diversified Event Driven ETF
JPMorgan Diversified Return Europe Equity ETF
JPMorgan Diversified Return Europe Currency Hedged ETF

J.P. Morgan Exchange-Traded Fund Trust

By:	/s/ Paul Shield

Name:	Paul Shield

Title:	Treasurer

JPMorgan Funds Management, Inc.

By:	/s/ Brian S. Shlissel

Name:	Brian S. Shlissel

Title:	Managing Director